Michael A. Littman

Attorney at Law

P.O. Box 1839

Arvada, CO 80001

(720) 530-6184

malattyco@aol.com

August 14, 2020

VIA EDGAR

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Trades and Services

Attn: Scott Stringer or Theresa Brillant

Washington, D.C. 20549

Re: Bio Lab Naturals, Inc.

Registration Statement on Form S-1

Filed July 2, 2020

File No. 333-239640

Dear Commission:

In response to the Commission’s letter dated July 29, 2020 in the matter referenced above, an amended Form S-1 has been filed on the EDGAR system. Below please find the following corresponding answers addressed in the amendment:

Registration Statement on Form S-1 filed July 2, 2020

Implications of Being an Emerging Growth Company, page 2

1.	Please update this section to refer to the most recent requirements for an emerging growth company. See the Emerging Growth Company guidance, modified July 24, 2019, on the Small Business, Going Public page of our public website.

ANSWER: Please see additional language added on page 3.

Risk Factors Related to Our Business "Our officers and directors may have conflicts . . .", page 6

2.	We note your disclosure that "[yo]ur current officers and directors also currently serve other companies and as such may present conflicts due to lack of full-time attention to the Company." In an appropriate place in your filing, please briefly describe the current conflicts of interest for each of your current officers and directors.

ANSWER: Please see additional language added to pages 7 and 39.

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"We may need to implement additional finance and accounting systems . . .", page 7

3.	You disclose that "[w]e may be required to comply with a variety of reporting, accounting, and other rules and regulations." Please amend your disclosure to clarify that, when and if your registration statement becomes effective, you will incur SEC reporting obligations, and describe related accounting, and other rules and regulations with which you will be required to comply.

ANSWER: Language has been removed and replaced on page 7.

Risk Factors Related to Our Stock "A limited public market exists for our common stock at this time . . .", page 10

4.	In this risk factor disclosure, you refer to the securities registered in this offering as "digital equities." However, it appears that you are registering common shares. For consistency, please remove the references to digital equities, or tell us why you are referring to your common shares as digital equities.

ANSWER: Per your comment, “digital equities” language has been removed from this risk factor on page 11.

Item 11. Information with respect to the Registrant a. Description of Business Our Business Summary, page 19

5.	We note your statement that Prime Time Live has a long history of service in the event services industry, and is in high demand for major events nationwide. Please clearly disclose the current operational status of Prime Time Live, including the length of time that Prime Time Live has been in business, the average number of events that it participates in annually, including the size of such events, and revenues generated, if any. Please also disclose whether you have any current rental commitments for upcoming events, and whether you have generated any revenue to date from either your promotion offers for sponsors or your fan villages.

ANSWER: Please note the changes that we made under “Our Business Summary” to reflect the history and relationship of Prime Time Live, Inc. with Bio Lab Naturals, Inc. as well as with Prime Time Mobile Video Event Screens, LLC. Further, we have included quantitatively information as to specific revenues and related number of events for the current six months ended June 30, 2020 and the years 2019 and 2018. Amendments occur with regards to this comment on pages 2, and 20.

6.	You disclose that "[h]aving the rare tools to attract attention, boost attendance, collect valuable data, and offer wifi solutions are some of the key reasons why Prime Time Live,
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Inc. is in high demand for major events nationwide." Where you summarize your business plan, please disclose how you charge, or intend to charge, fees for data collection, wifi, and other services you intend to provide to consumers, in addition to rentals of your large screen LED televisions.

ANSWER: We have eliminated in our business plan information about having tools to attract attention, boost attendance, collect valuable data and offer wifi solutions as we are unable to gather that type of information at this time. Therefore, there is no disclosure on how we charge, or intend to charge fees for data collection, wifi and other services as we do not intend to provide such to consumers.

Screens, page 19

7.	Please disclose the number of screens you currently own, and provide material information about such screens, such as the age of the screens and life expectancy. We also note your disclosure that "Prime Time Live, Inc. only buys their equipment from the largest manufacturer of LED event screens around the world." Please tell us whether you have an agreement with your supplier to provide you with your event screens. If so, please provide a brief description of the terms of this agreement, and file the agreement as an exhibit to your registration statement. See Item 601(b)(10) of Regulation S-K.

ANSWER: Please see our disclosures under this section that references how may screen we own and their life expectancy and usage in hours. We do not have an agreement with our supplier of the screens. Please see revised language added on page 20.

Going Forward, page 20

8.	In the bulleted list in this section, you include several statements regarding the planned business of Prime Time Live moving forward. Please provide the dates by which you expect to accomplish these plans. Further, in your budget for the next 12 months on page 21, please describe how you generated your projected revenue amounts, including the assumptions underlying such projections. Please also disclose the source of the $35,000 in revenue for 6/30/2020. In addition, the budget does not appear to include the capital commitments related to your business plan moving forward, described on page 20. Please amend your capital budget to show your commitments for these plans for the next 12 months, if you expect to accomplish your plans within the next 12 months.

ANSWER: Please note that we have reviewed our bullet list in this section (page 21) and, as a result, revised the list including the date of accomplishment as well as the inclusion of such capital commitments in the budget for the next 12 months. Further, we have included a narrative relative to the assumptions used in generating the revenue for the next 12 months. Also, as a result of our new quarterly budgets starting with September 30, 2020, the quarter ended June 30, 2020 is now part of the historical financial statements included in this amendment #1 to the registration statement.

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Liquidity and Capital Resource Needs & Plan of Operations, page 21

9.	You disclose that "[t]he World Health Organization has declared COVID-19 a pandemic resulting in federal, state and local governments and private entities mandating various restrictions, including travel restrictions, restrictions on public gatherings, stay at home orders and advisories and quarantining of people who may have been exposed to the virus," and that "we cannot reasonably estimate the duration and severity of this pandemic, which could have a material adverse impact on our business, results of operations, financial position and cash flows." Please amend your disclosure to describe how the COVID-19 pandemic has impacted your business and the event industry specifically. See CF Disclosure Guidance: Topic No. 9A, available on our public website. Make conforming changes to your filing, including to your risk factor disclosure.

ANSWER: Please see additional language added to pages 22 through 26 to satisfy this comment.

d.	Market Price for Common Equity and Related Stockholder Matters, page 24

10.	Please provide the information required by item 201 of Regulation S-K for the interim period ending March 31, 2020. See Item 201(a)(1)(iii) of Regulation S-K.

ANSWER: Please see additional language added to page 29 regarding the 1st and 2nd Quarters of 2020.

Material Relationships, page 26

11.	You disclose that your Class A Preferred Shares have super majority voting rights until an exchange listing may be achieved. However, you do not discuss this condition to super majority voting on page 17 of your filing, where you describe the voting rights of your Class A Preferred Shares. Please revise for consistency. Please also clarify whether you are seeking to apply for exchange listing at this time.

ANSWER: Additional language has been added to page 18 regarding this comment.

h. Management’s Discussion and Analysis of Financial Condition and Results of Operations Milestones, page 27

12.	Please include a qualitative discussion of your plan of operations for the next twelve months and through the point of generating revenues to describe how and when you expect to reach operational status and revenue generation, and the activities and steps you plan to take as part of your plan.

ANSWER: Please note the disclosure that revenues during the six months ended June 30, 2020 were a result of the COVID-19 impact as well as the sometime lack of demand for

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event services during the winter months. As such, the Company does not see any need to change its normal operations or initiate any new steps for revenues to begin generating and thus to reach operational status. Additional language has been added to page 32 with regards to this comment.

k. Directors and Executive Officers Biographical Information, page 30

13.	Where you discuss the other businesses and organizations by which your executive officers and directors were employed, please disclose the names and principal business of each of these entities. For example, disclose the names and principal business of each of the "several public companies" for which Mr. Nichols has served as a Director and member of the Executive Staff. See Item 401(e) of Regulation S-K.

ANSWER: Please see additional language added to the biography of Mr. Nichols on page 37.

Item 15. Recent Sales of Unregistered Securities, page 43

14.	It appears that you have recently filed a Form D related to a Regulation D offering of equity securities under the exemption contained in Rule 506(b) of the Securities Act. Please revise this section to include the disclosure required by Item 701 of Regulation S-K for any sales made under the Regulation D offering or any other sales of unregistered securities that are not currently disclosed.

ANSWER: Please see revised Item 15 on page 50 to address this comment.

e. Financial Statements, page F-1

15.	It appears that you succeeded to substantially all of the business of Prime Time Live Inc. and that your operations before the succession were insignificant relative to the operations acquired. It therefore appears that Prime Time Live Inc. is the predecessor, and predecessor audited financial statements required by Rule 8-04 of Regulation S-X should be provided. Please advise.

ANSWER: Pursuant with Rule 8-04 of Regulation S-X, please find attached the financial statements as of and for the period September 17, 2019 (Inception) through December 31, 2019 of Prime Time Live, Inc. (“PTL”) where the Company [operations of the Company before the succession were insignificant relative to the operations acquired] succeeded to substantially all of the business of PTL as well as the financial statements as of and for the period January 1, 2019 through October 11, 2019 [date that Prime Time Mobile Video Event Screens, LLC (“PTMVES”) ceased the business] and for the years ended December 31, 2018 and 2017 of PTMVES where PTL [operations of PTL before the succession were

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insignificant relative to the operation acquired] succeeded to substantially all of the business of PTMVES.

Also, we have provided pursuant with Rule 8-05 of Regulation S-X, pro forma financial statements reflecting the acquisition of PTL as of July 1, 2019, the beginning of the latest fiscal year of the Company. In addition, the operations of the business, (under the ownership of PTMVES) between July 1, 2019 and October 11, 2019 were included in the pro forma financial statements. Further, since the acquisition of PTL occurred effective December 31, 2019, the historical operations of the business are included in the interim financial statements of the Company for the three months ended March 31, 2020 and the six months ended June 30, 2020.

Note 1- Organization and History, page F-7

16.	We refer to your disclosure on page 5 indicating “Prime Time Live, Inc. (PTL) had historical revenues as reflected in their financial statements.” We also note disclosure on page 19 that PTL has “a long history of service . . . .” Your disclosure appears to imply PTL has or has had operations; however, no revenue is reflected in the financial statements. Please explain.

ANSWER: As we have now previously expressed in our response to the SEC Staff comments, the acquisition of Prime Time Live, Inc. by the Company was effective as of December 31, 2019 and, therefore, all historical operations of the business by Prime Time Live, Inc. and Prime Time Mobile Video Event Screens, LLC [PTL’s predecessor] would not be included in the historical financial statements of the Company as of and for the period July 1, 2019 (Inception) through December 31, 2019. However, and further, we have now disclosed elsewhere in the amendment #1 to the registration statement through the inclusion of financial statements of PTL and PTMVES for the relative periods as well as pro forma financial statements reflecting the acquisition of substantially all of the business there was a long history of operations as well as related revenues.

Note 3 – Going Concern and Management’s Plan, page F-10

17.	We note your registered public accounting firm’s report on page F-2 contains an explanatory paragraph that expresses substantial doubt about your ability to continue as a going concern. Please explain whether management’s evaluation of conditions and events also raised substantial doubt about your ability to continue as a going concern. If so, revise your disclosure to include a statement that there is substantial doubt about your ability to continue as a going concern. Please also revise your disclose to provide more details about how you intend to “attract additional capital” and what “actions are presently being taken” that provide the opportunity for you to continue as a going concern. We refer you to ASC 205-40-50-13. This comment also applies to the Going Concern note on page F-20.

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ANSWER: In reference to your comment and ASC 205-40-50-13, we have revised the disclosures in the notes of the annual and interim financial statements that now reflect a statement by management as to substantial doubt about our ability to continue as a going concern as well as disclosures to the fact that additional capital has been attained through the sale and issuance of shares of our common stock during the year 2020. Please see Note 3 on page F-10.

General

18.	We note your disclosures that the "selling shareholders plan to sell common shares at market prices for so long as [y]our Company is quoted on OTC Pink," and that you "are in the process of uplisting to OTCQB." However, to conduct an at the market offering that satisfies Item 503(b)(3) of Regulation S-K, there must be an existing market for your securities, and the OTC Pink does not qualify as an "existing market" for these purposes. Therefore, it appears that you are ineligible to conduct a secondary at the market offering at this time, but may be eligible to do so if and when you are listed on the OTCQB. As such, please amend your filing to fix a price for this offering. You may also amend your disclosure to state that the selling shareholders will sell at this fixed price until your shares are quoted in the OTCQB marketplace, and thereafter at prevailing market prices or privately negotiated prices. Make conforming changes to your filing, including to “Determination of Offering Price” on page 13 and “Plan of Distribution” on page 16.

ANSWER: The language has been amended on pages 14 and 17 under Items 5 and 8.

19.	Please file an amended legal opinion in which your counsel opines on the legality of all of the shares being registered in this offering. In this regard, the legal opinion provided by counsel relates to 6,960,999 shares held by existing shareholders, while you are registering 9,690,999 shares in this offering.

ANSWER: An amended legal opinion is attached as Exhibit 23.1.

We hope these amendments meet with your satisfaction.

Sincerely,

/s/ Michael A. Littman

Michael A. Littman, Attorney

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